October 8, 2004

Via Facsimile (212) 715-8280 and U.S. Mail

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, New York 10022

Re:	Secured Income L.P.
	Schedule TO-T filed September 30, 2004
	By West Putnam Housing Investors III LLC.
      File No. 5-54251

Dear Mr. Dienstag:

      We have reviewed the above-referenced filing and have the following comments.

General

1. Please amend the signature page of your Schedule T-O to indicate that the document has been signed by each filing person.
Further, revise the cover page of the schedule to identify each of the filing persons as bidders.

Offer Materials

2. Where appropriate, revise your disclosure to indicate that MP
Falcon increased its tender offer to $30 per share.

Are there any restrictions . . . , page 2

3. We note your disclosure addressing the fact that, if proration occurs, you will not be able purchase an amount that would leave a shareholder with less than 250 units. Provide us with a legal analysis supporting such adjustments giving consideration to both the all holders rule and proration rule, and considering that holders in IRAs and Keogh plans will receive disparate treatment. Refer to Rules 14d-10(a)(1) and 14d-8.

General, page 8

4. We note your statement here that you may waive any and all conditions of the offer and your statement on page 22 that you may waive any conditions "at any time and from time to time.". Please revise your disclosure to clarify that all conditions of the offer, other than those relating to necessary governmental approvals, must be satisfied or waived prior to expiration.

Section 2. Acceptance for Payment . . ., page 8

5. We note you state you will make payment "as promptly as practicable." Please revise here, and elsewhere as applicable, to make clear that you will pay unit holders promptly. Refer to Exchange Act Rule 14e-1(c). Please make corresponding changes throughout the document, as appropriate.

6. Further, you state that payment will occur promptly following the latest to occur of (a) the Expiration Date and (b) the satisfaction or waiver of conditions. Please revise to clarify that all conditions must be satisfied or waived prior to expiration.

7. We note in the first full paragraph on page 9 that you reserve the right to transfer or assign the right to purchase units tendered in the offer. Please confirm your understanding that the parties to whom such right is transferred or assigned must be included as bidders on the Schedule TO.

Determination of Validity, page 10

8. Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender of securities, you will waive that condition for all other tenders as well. Make a corresponding change to instruction 6 of your letter of transmittal.

Section 5.  Extension of Tender and Consent ..., page 11

9. We draw your attention to item (ii) in the first paragraph under this heading. The retention of the unilateral right to terminate the offer would appear to render the offer illusory and should be deleted. Please revise. In this regard, we also note a reference under the "Conditions" section to your "right to withdraw the offer at any time before the Expiration Date." Please revise.

Certain Federal Income Tax Matters, page 12

10. Please eliminate the statement in the first paragraph that the discussion is a "general discussion." We believe this statement might suggest that unit holders may not rely on the description of material tax consequences included in the offering document.

Determination of  Purchase Price, page 20

11. It appears from your disclosure in this section that you performed no valuations, projections or other analyses to determine your offer price. Please include an affirmative statement indicating whether you prepared any such valuations. If you have,
then provide detailed disclosure regarding such valuations.   See
Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

Conditions of the Offer, page 21

12. Refer to subpart (a)(iv) of this section. Please quantify, or otherwise describe the benefits to which you refer, so that investors can objectively verify when the "material diminution" condition has been triggered.

Schedule I

13. Confirm that you have provided all of the required disclosure for control persons under Instruction C. In this regard, it does not appear that you have provided the disclosure required under Item 1003(c)(3) and (4) of Regulation M-A. Please either provide this information or advise us as to where it is located.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions